U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Ningfang Liang, CFO

On February 1, 2016, Mr. Ningfang Liang resigned as Chief Financial Officer of Tantech Holdings Ltd. (the “Company”) for personal reasons.

On Feruary 2, 2016, the board of directors of the Company (the “Board”) appointed Mr. Qingsong Dong as Acting Chief Financial Officer to serve until Mr. Liang’s replacement is found.

Mr. Dong has served as the Controller of the Company since March 2010.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: February 3, 2016